UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Apollo S3 Private Markets Fund

(Name of Issuer)

Apollo S3 Private Markets Fund

(Name of Person(s) Filing Statement)

Class I Shares, Class I2 Shares and Class S2 Shares of Beneficial Interest

(Title of Class of Securities)

03790D 208, 03790D 406 and 03790D 307

(CUSIP Number of class of securities)

Kristin Hester

Apollo S3 Private Markets Fund

9 West 57th Street

New York, NY 10019

(212) 515-3450

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Ryan P. Brizek

Debra Sutter

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 15, 2025 by Apollo S3 Private Markets Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 491,706 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class I2 common shares of beneficial interest and Class S2 common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of September 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on September 15, 2025.

2.

2,829.897 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $80,841.10.

4.

The payment of the purchase price of the Shares tendered was made in the form of a non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about October 24, 2025 to the tendering Shareholders a total of $80,841.10 representing the net asset value of the total amount of the Shares tendered by Shareholders. The Shares were repurchased at a price of $28.57 per Share as of the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOLLO S3 PRIVATE MARKETS FUND

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Chief Legal Officer and Secretary

Dated: November 6, 2025

EXHIBIT INDEX

Exhibit

107	Filing Fee Table